# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silvercrest Asset Management Group Inc., CIK 0001549966
CUSIP: 828359109
Title of class of securities: Class A common stock, $0.01 par value per share
Address of issuer's principal executive offices: 1330 AVENUE OF THE AMERICAS, 38TH FLOOR, New York, New York (NY), 10019
Date of event which requires filing of this statement: 09/23/2026
Filed by CIK 0000938552
Persons authorized to receive notices and communications: Eric Wagner, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 880-9845

## Reporting persons
- Equinox Partners Investment Management LLC (CIK 0000938552): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,736; sole dispositive power 0; shared dispositive power 554,736; aggregate amount beneficially owned 554,736 (7.1% of the class)
- Equinox Partners, L.P. (CIK 0000933897): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 554,736; sole dispositive power 0; shared dispositive power 554,736; aggregate amount beneficially owned 554,736 (7.1% of the class)
- Sean M. Fieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,736; sole dispositive power 0; shared dispositive power 554,736; aggregate amount beneficially owned 554,736 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.01 par value per share
Name of issuer: Silvercrest Asset Management Group Inc.
Address of issuer's principal executive offices: 1330 AVENUE OF THE AMERICAS, 38TH FLOOR, New York, New York (NY), 10019
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the Class A common stock, $0.01 par value per share (the "Shares") of Silvercrest Asset Management Group Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1330 Avenue of the Americas, 38th Floor, New York, NY 10019.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Equinox Partners Investment Management LLC, a Delaware limited liability company ("EPIM"), (ii) Equinox Partners, L.P., a Delaware limited partnership ("Equinox Partners"), and (iii) Sean M. Fieler, a United States Citizen ("Mr. Fieler" and, together with EPIM and Equinox Partners, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is Three Stamford Plaza, 301 Tresser Blvd, 13th Fl., Stamford, CT 06901.
Present principal occupation or employment: EPIM's principal business is serving as an investment advisor to certain private investment funds, including Equinox Partners. Equinox Partners is a private investment fund. Mr. Fieler owns a controlling interest in, and is the managing member of, EPIM.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: EPIM is a Delaware limited liability company. Equinox Partners is a Delaware limited partnership. Mr. Fieler is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Shares to which this Schedule 13D relates were purchased using the investment capital of the applicable clients of EPIM. The aggregate amount of funds used for the purchase of the Shares held by the Reporting Persons is approximately $5,501,363, including commissions. The Reporting Persons may effect purchases of Shares through margin accounts maintained for EPIM's clients with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in Item 4(a) through (j) of this Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 7,821,782 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 554,736 Shares, constituting approximately 7.1% of the outstanding Shares. See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the outstanding Shares beneficially owned by each of the Reporting Persons. See rows (7) through (10) of the cover pages to this Schedule 13D, including the notes relating thereto, for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
Other persons with the right to receive dividends or sale proceeds: No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, the only agreement that the Reporting Persons have entered into is a joint filing agreement, dated as September 30, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement to Schedule 13D by and among Equinox Partners Investment Management LLC, Equinox Partners, L.P., and Sean M. Fieler dated as of September 30, 2026.

## Signatures
- Equinox Partners Investment Management LLC: /s/ Sean M. Fieler, Sean M. Fieler, Manager (09/30/2026)
- Equinox Partners, L.P.: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Equinox Partners, L.P. (09/30/2026)
- Sean M. Fieler: /s/ Sean M. Fieler, Sean M. Fieler (09/30/2026)